                                                                     EXHIBIT 4

                                   SUMMARY OF

             SOTHEBY'S HOLDINGS, INC. DIRECTOR STOCK OWNERSHIP PLAN



     Pursuant to resolutions of the Board of Directors establishing the Sotheby's Holdings, Inc. Director Stock Ownership Plan, each Non-Executive Director will receive, as part of his annual retainer, 750 shares of the Company's Class A Limited Voting Common Stock.